UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: January 2010

Commission File Number: 001-33416

OceanFreight Inc.
(Translation of registrant's name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___

Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) 7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a summary of recent developments in the international drybulk and tanker shipping industries and their effects on the Company's business, as well as updated information concerning the Company, its fleet, per share market price information, ratio of earnings to fixed charges, and other updates related to the passage of time.

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-160784) as filed with the Securities and Exchange Commission and declared effective on September 25, 2009.

FORWARD LOOKING STATEMENTS

Matters discussed in this document may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation.  This document and any other written or oral statements made by us or on our behalf may include forward-looking statements which reflect our current views with respect to future events and financial performance.  The words "believe", "anticipate", "intend", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere in this report, and in our filings with the U.S. Securities and Exchange Commission (the "Commission"), important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the drybulk carrier and tanker markets, changes in the company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities including those that may limit the commercial useful lives of drybulk carriers and tankers, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports we file with the Commission and the NASDAQ Global Market.  We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates.  We undertake no obligation to update or revise any forward-looking statements.  These forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGHT INC.
(Registrant)

By: /s/ Anthony Kandylidis
Chief Executive Officer and Interim Chief Financial Officer

Dated:  January 12, 2010

Exhibit 99.1

Unless the context otherwise requires, as used in this document, the terms "Company," "we," "us," and "our" refer to OceanFreight Inc. and all of its subsidiaries.  "OceanFreight Inc." refers only to OceanFreight Inc. and not its subsidiaries.

We use the term deadweight, or dwt, in describing the size of vessels. Dwt expressed in metric tons each of which is equivalent to 1,000 kilograms refers to the maximum weight of cargo, supplies and crew that a vessel can carry.

We are a Marshall Islands company with our principal executive offices located in Athens, Greece. As of January 12, 2010, we own and operate, through our subsidiaries, a fleet of 13 vessels. Our fleet consists of six Panamax drybulk carriers, three Capesize drybulk carriers, three Aframax tankers and one Suezmax tanker, with a total carrying capacity of 1.4 million dwt. As of January 12, 2010, the vessels in our fleet have a weighted average age of approximately 11 years and, with the exception of the M/T Olinda and M/T Tigani, are all chartered under long-term contracts expiring at various dates. We refer you to the table below for information regarding our fleet.

Our Fleet

We operate a diversified fleet in order to capitalize on opportunities for upside potential in both the drybulk and tanker markets.  As of January 12, 2010, our fleet is comprised of the following vessels:

Vessel Name	Vessel Type	Year Built	Deadweight
			(in metric tons)
Drybulk Carriers
Robusto	Capesize	2006	173,949
Cohiba	Capesize	2006	174,200
Partagas	Capesize	2004	173,880
Topeka	Panamax	2000	74,710
Helena	Panamax	1999	73,744
Augusta	Panamax	1996	69,053
Austin	Panamax	1995	75,229
Trenton	Panamax	1995	75,229
Tanker Vessels
Olinda	Suezmax	1996	149,085
Pink Sands	Aframax	1993	93,723
Tigani	Aframax	1991	95,951
Tamara	Aframax	1990	95,793
Drybulk Carrier to be Sold
Pierre (1)	Panamax	1996	70,316
Drybulk Carrier to be Acquired
Montecristo (2)	Capesize	2005	180,263

(1)
On December 11, 2009, we agreed to sell the M/V Pierre to a third party for a gross sale price of $22.58 million and expect the vessel to be delivered to the new owners between March 1, 2010 and April 15, 2010.

(2)
In September 2009, we agreed to acquire a 2005 Capesize bulk carrier (180,263 dwt) for an aggregate price of $49.5 million. The vessel is scheduled to be delivered in the second quarter of 2010. Upon delivery to the Company, the vessel is scheduled to commence a time charter at a gross daily rate of $23,500 for the first four years with charterer's option to extend the charter up to an additional four years at an average gross daily rate of $24,150.

We have contracted the day-to-day vessel management of our fleet, which includes performing the day-to-day operations and maintenance of the vessels to a management company, which we refer to as our Fleet Manager, who is engaged under separate vessel management agreements directly by our respective wholly-owned subsidiaries. In 2008, our eight Panamax drybulk carriers were managed by Wallem Ship Management Ltd., or Wallem, an unrelated third party technical and commercial management company and our five remaining vessels were managed by Cardiff Marine Inc., or Cardiff, a related party. During the period from January 2009 to July 2009, the management of our drybulk vessels (previously under Wallem) was progressively assumed by Cardiff. We believe that our Fleet Manager maintains high standards of operation, vessel technical condition, safety and environmental protection and control operating expenses through comprehensive planned maintenance systems, preventive maintenance programs and by retaining and training qualified crew members. As a result, we believe our Fleet Manager has established a reputation as an efficient and dependable vessel operator. We further believe the scale and scope of our Fleet Manager enables it to achieve significant economies of scale when procuring supplies and insurance. These economies of scale, as well as our Fleet Manager's ability to spread its operating costs over a larger number of vessels in conjunction with its cost containment programs, are expected to result in cost savings to us. We intend to rely on our Fleet Manager's established operations to help us manage our growth without having to integrate additional resources since we will rely on its resources to manage additional vessels we may acquire in the future.

We are responsible for all commercial management decisions for our fleet. We use the global network of chartering brokers and industry contacts to provide us with information on charter markets and possible employment opportunities for our vessels. With the exception of the M/T Olinda and M/T Tigani, each of which is currently employed in a different spot market pool, our remaining vessels are presently operating under long-term time charter agreements as follows:

Vessel Name	Estimated Expiration of Charter	Gross Daily Rate

Drybulk Carriers
Robusto	September 2014 to January 2015	$26,000
Cohiba	October 2014 to February 2015	$26,250
Partagas	July 2012 to December 2012	$27,500
Topeka (1)	January 2011 to March 2011	$18,000
Helena	May 2012 to January 2013	$32,000
Augusta	November 2011 to March 2012	$16,000
Austin	April 2010 to August 2010	$26,000
Trenton	April 2010 to August 2010	$26,000
Tanker Vessels
Olinda (2)	Spot Pool
Pink Sands	October 2010 to January 2011	$27,450
Tigani (3)	Spot Pool
Tamara (4)	November 2010 to March 2011	$27,000
Drybulk Carrier to be Sold
Pierre	March 2010 to April 2010	$23,000
Drybulk Carriers to be Acquired
Montecristo	April 2014 to September 2014	$23,500

(1)
In July 2009, the charterers of the M/V Topeka declared their inability to continue the chartering of the vessel. Following this, we agreed with the subcharterers to continue the chartering of the vessel for 18 months at a gross daily charter rate of $18,000.

(2)
On October 17, 2008, the M/T Olinda entered the Blue Fin Tankers Inc. pool, which is a spot pool managed by Heidmar Inc. The vessel's earnings are derived from the pool's total net earnings. Heidmar Inc. is 49% owned by a company associated with Mr. George Economou (see Note 3 to our unaudited interim consolidated financial statements), who is also the chairman of the Board of Directors of Heidmar Inc., and Mr. Antonis Kandylidis, our Chief Executive Officer, is a member of the Board of Directors of Heidmar Inc.

(3)
On December 4, 2009, the M/T Tigani entered the Sigma Tankers Inc. pool, which is a spot pool managed by Heidmar Inc., and began employment in the pool on December 22, 2009. Prior to that date, the vessel had been employed on a time charter, which was scheduled to expire in December 2009, at a gross daily charter rate of $29,800. The vessel's earnings are derived from the pool's total net earnings. Heidmar Inc. is 49% owned by a company associated with Mr. George Economou (see Note 3 to our unaudited interim consolidated financial statements), who is also the chairman of the Board of Directors of Heidmar Inc., and Mr. Antonis Kandylidis, our Chief Executive Officer, is a member of the Board of Directors of Heidmar Inc.

(4)
The M/T Tamara is chartered to Tri-Ocean Heidmar Tankers LLC, which is controlled by Heidmar Inc.  Heidmar Inc. is 49% owned by a company associated with Mr. George Economou (see Note 3 to our unaudited interim consolidated financial statements), who is also the chairman of the Board of Directors of Heidmar Inc., and Mr. Antonis Kandylidis, our Chief Executive Officer, is a member of the Board of Directors of Heidmar Inc.

We believe these charters will provide us with stable cash flow and high vessel utilization rates and also limit our exposure to freight rate volatility. In addition, renewing our period charters at different times enables us to reduce our exposure to market conditions prevailing at any one time.

OceanFreight's strategy and business model.

Our strategy is to be a reliable and responsible provider of seaborne transportation services and to manage and expand our company in a manner that we believe will enable us to enhance shareholder value by increasing long-term cash flow. We intend to realize these objectives by adhering to the following:

Strategic Fleet Expansion. We intend to grow our fleet using our management's knowledge of the seaborne transportation industry to make accretive, timely and selective acquisitions of vessels in different sectors based on a number of financial and operational criteria. We will consider and analyze our expectation of fundamental developments in the particular industry sector, the level of liquidity in the resale and charter market, the cash flow earned by the vessel in relation to its value, its condition and technical specifications, expected remaining useful life, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached, as well as the overall diversification of our fleet and customers. We believe that secondhand vessels approximately in the middle of their useful economic life when operated in a cost efficient manner often provide better value to our shareholders and return on capital as compared with more expensive newer vessels.

Tailored Fleet Composition. Our fleet consists of nine drybulk carriers and four tankers, including one drybulk carrier we have agreed to sell and one drybulk carrier we have agreed to acquire and expect to take delivery of in the second quarter of 2010. We primarily focus on the drybulk and tanker segments because the acquisition and employment contracts of these vessels satisfy our financial and operating criteria. As we grow our fleet over time, we intend to explore acquisitions in other seaborne transportation sectors, as opportunities arise, that also meet our financial and operating criteria. We believe that monitoring developments in multiple sectors will position us to opportunistically select vessels in different sectors for acquisition and vessel employment opportunities as conditions in those sectors dictate. We also believe that this outlook enables us to lower our dependence on any one shipping sector as we seek to generate revenues and find attractive acquisition opportunities.

Fixed Rate Charters. With the exception of the M/T Olinda and M/T Tigani, each of which is employed in a different tanker pool, we have entered into fixed rate period charters for all of our drybulk carriers and tanker vessels with an average remaining duration of approximately 18 months as of January 12, 2010. We believe these charters will provide us with stable cash flow and high vessel utilization rates and also limit our exposure to charter rate volatility. In the future we will continue to seek fixed rate period charter contracts for our vessels, which include time and bareboat charters, pursuant to which the charterer pays a fixed daily charter rate over a specified period of time. Period charter contracts may include profit sharing arrangements whereby we receive additional charter hire when spot charter rates exceed the fixed daily rate under the period charter. We may also enter into period charters that afford some exposure to the spot market through floating rate period charters where the daily charter rate fluctuates in line with spot rates but cannot fluctuate below a minimum rate, or floor, or above a maximum rate, or ceiling. We may enter into short-term spot charters or place additional vessels in pools which enable participating vessels to combine revenues.

Staggered Charter Renewals. We seek employment for our vessels based on our analysis and assessment of fundamental developments in each particular sector of the industry and the difference in rates for short-, medium- and long-term charters. Renewing our period charters at different times enables us to reduce our exposure to market conditions prevailing at any one time.

Diversified Charter Counterparties. Our vessels are chartered to nine different charterers operating in the drybulk carrier and tanker sectors and two of our tankers are employed in spot market pools. We believe that chartering our vessels to a number of well established and reputable charterers reduces counterparty risk. As we grow our fleet over time, we may invest in other seaborne transportation sectors and seek to further diversify the end-users of our vessels, thereby enhancing the overall credit quality of our charter portfolio.

Quality Fleet Manager. Our Fleet Manager has established a reputation in the international shipping industry for high standards of performance, reliability and safety. We believe that contracting with a fleet manager that has achieved this reputation will create greater opportunities for us to seek employment contracts with well established charterers, many of whom consider the reputation of the fleet manager when entering into charters. We believe we will derive important benefits from our Fleet Manager's experience, which enables it to achieve significant economies of scale and scalability in areas such as crewing, supply procurement, and insurance which in addition to other benefits, are passed to us as the vessel owner. We intend to maintain the quality of our fleet through our Fleet Manager's rigorous maintenance programs. We believe that owning a fleet of well-maintained vessels will enable us to operate our vessels with lower operating costs, maintain their resale value and secure employment for our vessels with high quality charterers.

Corporate Structure

OceanFreight Inc. was incorporated on September 11, 2006 under the laws of the Marshall Islands. Our principal executive offices are at 80 Kifissias Avenue, GR – 151 25 Amaroussion, Athens, Greece. Our telephone number at that address is +30 210 614 0283. Our website is www.oceanfreightinc.com.  The information on our website shall not be deemed a part of this document.  On September 26, 2006, we issued 1,000 common shares, par value $0.01 per share, to Basset Holdings Inc., or Basset, a company controlled by Mr. Antonis Kandylidis, in exchange for a capital contribution of $500,000. Under our Amended and Restated Articles of Incorporation, these shares were converted into 1,000 subordinated shares. Also, on April 3, 2007, our board of directors declared, effective April 5, 2007, a stock split, in the form of a share dividend, in the ratio of 1,999:1 on our subordinated shares, leaving Basset with ownership of 2,000,000 subordinated shares.  These shares converted on August 15, 2008, leaving Basset with 2,000,000 common shares representing approximately 1.2% of our outstanding capital stock as of January 11, 2010.

On April 30, 2007, we completed our initial public offering in the United States under the United States Securities Act of 1993, as amended, the net proceeds of which amounted to $216.8 million.  The Company's common shares are listed on the NASDAQ Global Market under the symbol "OCNF."

RECENT DEVELOPMENTS

In November 2009, the Company's Compensation Committee approved the promotions of Demetrios Nenes to President and Chief Operating Officer, Solon Dracoulis to Chief Financial Officer and Konstandia Papaefthymiou to Chief Accounting Officer.  Such promotions took effect on January 1, 2010.

In November 2009, the Company's Compensation Committee approved the awarding of a cash bonus for fiscal year 2009 to the Company's executives and members of the Board of Directors in the aggregate amount of $3.3 million (Euro 2.2 million).

On December 4, 2009, the M/T Tigani entered the Sigma Tankers Inc. pool, which is a spot pool managed by Heidmar Inc. The vessel's earnings are derived from the pool's total net earnings. Heidmar Inc. is 49% owned by a company associated with Mr. George Economou (see Note 3 to our unaudited interim consolidated financial statements), who is also the chairman of the Board of Directors of Heidmar Inc., and Mr. Antonis Kandylidis, our Chief Executive Officer, is a member of the Board of Directors of Heidmar Inc.

On December 9, 2009, we took delivery of the vessel M/V Cohiba, a 2006-built Capesize drybulk carrier.  Upon delivery to the Company, the vessel commenced a time charter for a minimum period of five years and a maximum period of nine years at a gross rate of $26,250 per day.

On December 11, 2009, we agreed to sell the M/V Pierre to a third party for a gross sale price of $22.6 million resulting in a loss of approximately $16.8 million.  The vessel is scheduled to be delivered to its new owners between March 1, 2010 and April 15, 2010.

As of January 11, 2010, 73,255,508 common shares had been issued under the Standby Equity Distribution Agreement with YA Global with net proceeds amounting to $83.9 million.  Please see "Description of Capital Stock-Share History."

The International Drybulk Shipping Industry

We currently employ each of our nine drybulk carriers under time charter agreements with an average remaining duration of approximately 24 months as of January 12, 2010.

The Baltic Dry Index (BDI), a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis covering Supramax, Panamax and Capesize drybulk carriers, recovered significantly in 2009 compared to the low of the fourth quarter of 2008. The 2009 average of the BDI was 3,005, which is about 300% higher than the December 2008 average of 743. However, this is still below the BDI's high of 11,844 reached in May 2008.

The decline in the drybulk market has resulted in lower charter rates for vessels exposed to the spot market and time charters linked to the BDI. Our drybulk carriers are presently employed under time charters and are not directly linked to the BDI.

Drybulk vessel values have also rebounded since last year's steep decline. Charter rates and vessel values were affected last year in part by the lack of availability of credit to finance both vessel purchases and purchases of commodities carried by sea, resulting in a decline in cargo shipments, and the excess supply of iron ore in China which resulted in falling iron ore prices and increased stockpiles in Chinese ports. The rebound of 2009 resulted primarily from cheaper prices for raw materials from producing countries like Brazil and Australia compared to raw materials produced domestically in Asia; consequently China has increased its imports of raw materials. In 2008 China's imports comprised about 65% of the total volume of seaborne iron. In 2009 that number has increased to about 80%.  There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will move to any significant degree in either direction.

Capesize rates have significantly rebounded in 2009 and as of January 12, 2010, the YTD average of Capesize rates is about $42,600 per day. Capesize rates averaged as low as $6,499 per day during the month of December 2008. We believe that the root cause of this increase is linked to the purchase by Chinese steel mills of imported iron ore, which is cheaper than that produced domestically in China.

The global drybulk carrier fleet may be divided into four categories based on a vessel's carrying capacity. These categories consist of:

•
Capesize vessels, which have carrying capacities of more than 85,000 dwt. These vessels generally operate along long haul iron ore and coal trade routes. There are relatively few ports around the world with the infrastructure to accommodate vessels of this size.

•
Panamax vessels have a carrying capacity of between 60,000 and 85,000 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. Panamax vessels are able to pass through the Panama Canal making them more versatile than larger vessels.

•
Handymax vessels have a carrying capacity of between 35,000 and 60,000 dwt. These vessels operate along a large number of geographically dispersed global trade routes mainly carrying grains and minor bulks. Vessels below 60,000 dwt are sometimes built with on-board cranes enabling them to load and discharge cargo in countries and ports with limited infrastructure.

•
Handysize vessels have a carrying capacity of up to 35,000 dwt. These vessels carry exclusively minor bulk cargo. Increasingly, these vessels have operated along regional trading routes. Handysize vessels are well suited for small ports with length and draft restrictions that may lack the infrastructure for cargo loading and unloading.

As of January 1, 2010, total newbuilding orders had been placed for an aggregate of about 59.3 % of the existing global drybulk fleet, with deliveries expected during the next 36 months. According to market sources about 50% of the drybulk fleet is contracted at established yards, while the other 50% is contracted at yards that are less established and whose viability may be uncertain. Due to lack of financing many analysts expect that newbuilding orders may experience significant cancellations and/or slippage, defined as the difference between newbuilding deliveries ordered versus actually delivered. Market sources indicate that slippage on the Handysize sector is about 50% and on the Capesize sector about 20%.  The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating repair and survey costs. Scrapping in 2009 has been significant compared to the previous two years. In 2009 about 10 million dwt was removed from the global drybulk fleet representing 24% of the carrying capacity of the total fleet delivered during the same year. Total drybulk scrapping during 2008 was 5.5 million dwt. As of the end of December 2009, about 24% of the total dry bulk fleet is 20 years or older. Many analysts expect scrapping to continue to be a significant factor in offsetting the total supply of the drybulk fleet.

The International Tanker Industry

Our fleet includes four double-hull crude oil tanker vessels (three Aframaxes and one Suezmax). Two of our Aframaxes are employed on time charter agreements and one Aframax and the Suezmax are employed in separate spot market pooling arrangements. The tanker industry has an inherent volatility caused by seasonal demand fluctuations. During the fall, refineries typically build stockpiles to cover demand for heating distillates during the winter. Early in the spring the refineries move into a maintenance period in order to switch production to gasoline instead of heavy distillates. This results in the reduction of required seaborne transportation of oil. As a general pattern, demand for petroleum products during the summer is less than demand during the winter. This seasonality is reflected in the time charter equivalent rate for Suezmax tanker route loading in West Africa and discharging in the U.S. Atlantic Coast. This rate averaged $11,759 per day during July 2009 whereas during the fourth quarter of 2008, the same rate averaged $58,604 per day, and as of January 12, 2010 the same rate stands at about $50,000 per day.

According to industry sources, in the second half of 2008 and beginning of 2009, a slowdown in global economic growth has led to a significant decline in oil prices from a high of $145 per barrel in July 2008 to a low of $34 per barrel in December 2008. OPEC responded by significantly reducing oil supply, causing oil prices to recover, and as of December 2009, oil trades at about $75 per barrel. During the last OPEC meeting, the ministers agreed to leave existing output targets unchanged in order to help economic recovery by avoiding further increases of oil prices during the economic recession. The decline in oil supply had an adverse effect on the demand for tankers and tanker charter rates. Consistent with this trend, the value of the tankers in our fleet has declined. However, we believe that the potential phase out by 2010 of single hull tankers, which constitute approximately 17% in terms of dwt of the global tanker fleet, may reduce tanker supply and may therefore mitigate the adverse effect on demand for tankers resulting from any potential future oil supply reduction.

For 2009, excluding December, newbuilding deliveries for Suezmax vessels amounted to about 6.5 million dwt tons or 29.5% of the total Suezmax orderbook of 22 million dwt tons. During the same period the newbuilding deliveries for Aframax vessels amounted to 10 million dwt tons or 51.5% of the total Aframax orderbook of 19.4 million dwt tons. As of January 8, 2009, the total tanker newbuilding orderbook stood at about 132.3 million dwt. It is expected that about 64.5 million dwt of tankers in excess of 10,000 dwt will be delivered in 2010.

PER SHARE MARKET PRICE INFORMATION

Our common shares have traded on the NASDAQ Global Market under the symbol "OCNF" since April 30, 2007.

The table below sets forth the high and low closing prices for each of the periods indicated for our common shares.

2007	High	Low

April 30, 2007 to June 30, 2007	20.70	19.14
3rd Quarter ended September 30, 2007	24.40	18.80
4th Quarter ended December 31, 2007	30.45	16.88
2007 Annual	30.45	16.88

2008	High	Low

1st Quarter ended March 31, 2008	24.65	15.30
2nd Quarter ended June 30, 2008	26.70	21.48
3rd Quarter ended September 30, 2008	22.76	12.29
4th Quarter ended December 31, 2008	13.60	1.87
2008 Annual	26.70	1.87

2009	High	Low

1st Quarter ended March 31, 2009	5.23	0.82
2nd Quarter ended June 30, 2009	1.88	1.04
3rd Quarter ended September 30, 2009	1.79	1.24
4th Quarter ended December 31, 2009	1.29	0.89

Most Recent Six Months	High	Low

June 2009	1.82	1.26
July 2009	1.56	1.24
August 2009	1.79	1.30
September 2009	1.63	1.30
October 2009	1.29	0.89
November 2009	1.23	0.96
December 2009	1.16	0.93

RATIO OF EARNINGS TO FIXED CHARGES
(In thousands of U.S. dollars)

The following table sets forth our unaudited ratio of earnings to fixed charges for the years ended December 31, 2007 and 2008 and for the nine month period ended September 30, 2009(1).

	Years ended December 31,				Nine-month period ended September 30,
	2007		2008		2009
In thousands of U.S. dollars
Earnings
Net Income (loss)	$8,155		$27,722		$(43,505)
Add: Fixed charges	5,409		16,364		14,578
Total Earnings (Losses)	$13,564		$44,086		$(28,927)
Fixed Charges
Interest expense, including loan commitment fees	$4,250		$15,889		$14,003
Amortization and write-off of capitalized expenses relating to indebtedness	1,159		475		575
Total Fixed Charges	$5,409		$16,364		$14,578

Ratio of Earnings (Losses) to Fixed Charges	2.51	x	2.69	x	(1.98	)x (2)

(1)      We have not issued any preferred stock as of the date of this document.

(2)
The Company incurred losses for the nine month period ended September 30, 2009 and, accordingly, the ratio coverage was negative and less than 1:1.  The Company would have needed to generate additional earnings of $43,505 to achieve coverage of 1:1 in the nine month period ended September 30, 2009.

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net income plus fixed charges. Fixed charges consist of interest expense on long-term indebtedness and amortization and write-off of capitalized expenses relating to indebtedness.

Authorized Capitalization

Under our Second Amended and Restated Articles of Incorporation, our authorized capital stock consists of 1,000,000,000 shares of Class A common stock (referred to in our Second Amended and Restated Articles of Incorporation as the Common Shares), par value $0.01 per share, of which 163,650,001 shares are issued and outstanding as of January 11, 2010; 10,000,000 shares of Class B common stock (referred to in our Second Amended and Restated Articles of Incorporation as the Subordinated Shares), par value $0.01 per share, of which no shares are issued and outstanding, and 5,000,000 preferred shares (referred to in our Second Amended and Restated Articles of Incorporation as the Preferred Shares), par value $0.01 per share, of which no shares are issued and outstanding.

SK 25754 0002 1062596